# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: scPharmaceuticals Inc., CIK 0001604950
CUSIP: 810648105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 25 BURLINGTON MALL ROAD, SUITE 203, BURLINGTON, Massachusetts (MA), 01803
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b), Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-142838
Filed by CIK 0000310051

## Reporting persons
- Luther King Capital Management Corporation: type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,857,910; shared voting power 0; sole dispositive power 2,857,910; shared dispositive power 0; aggregate amount beneficially owned 2,857,910 (5.7% of the class)
- J. Luther King, Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 2,980,410; shared voting power 0; sole dispositive power 2,980,410; shared dispositive power 0; aggregate amount beneficially owned 2,980,410 (6% of the class)

## Item 1. Issuer
Name of issuer: scPharmaceuticals Inc.
Address of issuer's principal executive offices: 25 Mall Road, Suite 203 Burlington, Massachusetts 01803

## Item 2. Person Filing
Name of person filing:
Luther King Capital Management Corporation
J. Luther King, Jr.
Address of principal business office or, if none, residence:
301 Commerce Street, Suite 1600
Fort Worth, Texas 76102
Citizenship:
Luther King Capital Management Corporation - Delaware
J. Luther King, Jr. - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Luther King Capital Management Corporation - 2,857,910
J. Luther King, Jr. - 2,980,410
Percent of class:
Luther King Capital Management Corporation - 5.7%
J. Luther King, Jr. - 6.0%
Sole power to vote or to direct the vote:
Luther King Capital Management Corporation - 2,857,910
J. Luther King, Jr. - 2,980,410
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
Luther King Capital Management Corporation - 2,857,910
J. Luther King, Jr. - 2,980,410
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Luther King Capital Management Corporation: /s/ J. Luther King, Jr., President (01/24/2025)
- J. Luther King, Jr.: /s/ J. Luther King, Jr., J. Luther King, Jr. (01/24/2025)